Exhibit 99.2

CALEDONIA MINING CORPORATION	MARCH 18, 2016

Management’s Discussion and Analysis
This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation (“Caledonia” or the “Company”) is for the fiscal year ended December 31, 2015 (the “Year”) and the quarter ended December 31, 2015 (“Q4 2015 ” or the “Quarter”).  It should be read in conjunction with the Consolidated Financial Statements of Caledonia for the year ended December 31, 2015 (“the Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.
Note that all currency references in this document are to US Dollars, unless otherwise stated.

TABLE OF CONTENTS
1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Underground
4.5.	Metallurgical Plant
4.6.	Production Costs
4.7.	Capital Projects
4.8.	Mineral Resources and Mineral Reserves
4.9.	Indigenisation
4.10.	Opportunities and Outlook
5.	Exploration and Project Development
5.1.	Blanket Exploration
5.2.	Blanket Satellite Prospects
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Financial Instruments
14.	Dividend Policy and Other Shareholder Information
15.	Securities Outstanding
16.	Risk Analysis
17.	Forward-Looking Statements
18.	Controls
19.	Qualified Person

1.	OVERVIEW
Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Consolidated Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS

$’000’s unless otherwise stated
	Q4 2014	Q4 2015	Year 2014	Year 2015	Comment
Gold produced (oz)	10,417	11,515	41,771	42,804	Gold production increased in the Quarter and the Year due to higher tonnes milled, offset by a lower grade
On-mine cost ($/oz)[1]	704	701	652	701	On-mine costs increased in the year due to the lower average grade which outweighed the overall reduction in cost per tonne milled
All-in Sustaining Cost ($/oz) (“AISC”)	1,118	1,130	969	1,038	All-in sustaining costs increased in 2015 compared to 2014 due to the increased sustaining capital investment
Average realised gold price ($/oz)	1,180	1,083	1,245	1,139	Lower realised gold price in the Quarter and Year reflects the lower prevailing gold price
Gross profit [2]	3,804	3,408	18,543	13,181	Gross profit was lower due to the lower realised gold price, the effect of which was offset in Q4 by higher production and sales, and increased production costs
Net (loss)/profit attributable to shareholders	(251)	1,940	4,435	4,779	The effect of lower revenues was outweighed by a foreign exchange gain arising from the devaluation of the South Africa rand against the US dollar and lower taxation
Adjusted basic earnings per share[3] (cents)	2.1	0.9	10.4	8.1	Adjusted earnings per share excludes deferred taxation charges, foreign exchange gains, the costs of the Zambian operation and the income tax credits arising in 2015 relating to previous years
Net cash and cash equivalents	23,082	10,80	23,082	10,880	Group net cash was lower due to the high level of capital investment at Blanket. Net cash at December 31, 2015 includes Blanket’s overdraft of $1.7m (2014, nil)
Cash from operating activities	1,383	2,556	10,951	6,869	Caledonia remains cash generative at the operating level despite the lower gold price
Payments to the community and Zimbabwe government	2,616	1,976	12,354	7,373	Payments to the community and the Zimbabwe Government in 2015 were lower than in previous years due to the lower income tax and royalty payments.

1 Non-IFRS measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “average realised gold price” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

US Dollar Reporting
On December 16, 2015 Caledonia advised that the reporting currency for all future financial reporting commencing with the financial results for the quarter and year ended December 31, 2015 will be the United States dollar instead of the Canadian dollar.  This change is made in order to better report the true performance of its business.   All of the revenues and operating costs at the Blanket Mine in Zimbabwe are denominated in US dollars.  A very small proportion of Caledonia’s costs are denominated in South African rands and Canadian dollars.

Dividend Policy and Shareholder Matters
On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it paid a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents.   A quarterly dividend of 1.125 United States cents, or 4.5 United States cents per annum, represents Caledonia’s revised dividend policy.
It is currently envisaged that the existing dividend policy of 4.5 United States cents per annum will be maintained in 2016.

Hedging
In February 2016, Caledonia announced it had entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects Caledonia if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce.  Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.  The maximum cost of the hedge to Caledonia is $435,000, being 15,000 ounces at $29 per ounce.

Re-domicile from Canada to Jersey, Channel Islands
On February 18, 2016 a Special Meeting of Caledonia’s shareholders voted to approve the continuance (the “Continuance”) of the Company from Canada to Jersey, Channel Islands.  Caledonia’s Board of Directors subsequently resolved to proceed with the proposed Continuance whereupon the Company will also adopt new charter documents and change its name to Caledonia Mining Corporation Plc.  It is estimated that the Continuance will become effective on or around March 21, 2016, although this timing is subject to the receipt of regulatory approvals which are not within Caledonia’s control.  Following the Continuance, Caledonia will be domiciled in Jersey, Channel Islands, for legal and tax purposes; Caledonia’s shares (or depository interests) will continue to be listed and traded on the Toronto Stock Exchange and on AIM and they will continue to be traded on the OTCQX in the USA.

Electricity supply
As noted in the Q3 MD&A, as a result of the low water level, power generation from Kariba hydro-power facility has been significantly reduced by the Zimbabwean and Zambian power generators and has resulted in widespread power outages in Zimbabwe.  In recent weeks the availability of electricity in Zimbabwe has improved due to the import of approximately 300MW per day from South Africa and the incidence of power outages has significantly reduced.  Blanket Mine (but not the satellite exploration properties) has an un-interruptible power supply agreement with the Zimbabwe Electricity Supply Agency (“ZESA”) and Blanket has not experienced load-shedding.  Blanket also has 10MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and work at the central shaft to continue if there are any interruptions to the ZESA supply.  It is expected that the cost of using the generators (if this became necessary) would be mitigated by a reduction in electricity consumption from ZESA and a reduction in the tariff payable to ZESA.

Exploration
There was an increased focus on exploration activity during the Year.  Towards the end of the year, new underground drill rigs were commissioned, which increased the underground drilling capacity from less than 700 meters per month to approximately 2,000 meters per month.
In May 2015, 491,000 tonnes of inferred resource were upgraded to indicated resource and added a further 47,000 tonnes of new indicated resource.
In December 2015, 222,000 tonnes of new inventory was added to indicated resources, 283,000 tonnes of new inventory was added to inferred resources and 254,750 tonnes was upgraded from inferred resources to indicated resources.
Completion of the Tramming Loop in June 2015 allows more development waste to be handled without impeding production and this allowed the resumption of development from which further deep-level exploration drilling will take place.
The nature of the geology at Blanket, which has steeply-dipping ore bodies, means that exploration is unlikely to result in an exponential increase in resources.  However it is expected that the increased focus on exploration, will result in further modest additions to the resource base which will continue to extend the mine life.

Strategy and Outlook
Caledonia’s strategic focus is the implementation of the Revised Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration. Caledonia’s board and management believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

3. SUMMARY FINANCIAL RESULTS
The table below sets out the consolidated profit and loss for the years ended December 31, 2015, 2014 and 2013, and the quarters ended December 31, 2015 and 2014 prepared under IFRS.
Consolidated Statements of Comprehensive Income ($’000’s except per share amounts)
	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2015	2014	2015	2014	2013
Revenue	11,753	11,139	48,977	53,513	63,217
Royalty	(591)	(554)	(2,455)	(3,522)	(4,412)
Production costs	(7,018)	(6,101)	(30,019)	(27,908)	(26,614)
Depreciation	(736)	(680)	(3,322)	(3,540)	(3,181)
Gross profit	3,408	3,804	13,181	18,543	29,010
Other (expense)/income	54	(27)	110	25	-
Administrative expenses	(2,439)	(2,460)	(7,622)	(7,387)	(7,546)
Share-based payment expense	(24)	-	(24)	-	(66)
Foreign exchange gain/(loss)	774	590	2,850	1,065	1,628
Impairment	-	(178)	-	(178)	(13,789)
Operating profit	1,773	1,729	8,495	12,068	9,237
Net finance (cost)/income	(107)	(61)	(535)	(140)	(105)
Profit before tax	1,666	1,688	7,960	11,928	9,132
Tax (expense)/credit	287	(2,045)	(2,370)	(5,982)	(9,609)
Profit/(Loss) for the period	1,953	(377)	5,590	5,946	(477)

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(1,203)	(2,409)	(3,291)	(685)	(1,567)
Tax credit on other comprehensive income	199	111	199	111	-
Other comprehensive income/(loss) net of income tax	(1,004)	(2,298)	(3,092)	(574)	(1,567)
Total comprehensive income/(loss) for the period	949	(2,675)	2,498	5,372	(2,044)

Profit/(Loss) attributable to:
Shareholders of the Company	1,940	(251)	4,779	4,435	(2,967)
Non-controlling interests	13	(126)	811	1,511	2,490
Profit/(Loss) for the period	1,953	(377)	5,590	5,946	(477)

Total comprehensive income/(loss) attributable to:
Shareholders of the Company	936	(2,549)	1,687	3,861	(4,534)
Non-controlling interests	13	(126)	811	1,511	2,490
Total comprehensive income/(loss) for the period	949	(2,675)	2,498	5,372	(2,044)

Earnings/(Loss) per share (cents)
Basic	3.6	(0.6)	8.9	8.4	(5.9)
Diluted	3.6	(0.6)	8.9	8.4	(5.9)
Adjusted earnings per share (cents) (i)
Basic	0.9	2.1	8.1	10.4	26.8

(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues for the year were lower than in previous years due to the lower realised gold price.  The average realised gold price4 in 2015 was $1,139 per ounce compared to $1,245 per ounce in 2014.  The number of ounces sold in 2015 was virtually unchanged from the number of ounces sold in 2014.    Revenues in Q4 2015 were 5.5% higher than in Q4 2014 due to the higher sales ounces which was partially offset by the lower realised gold price.  Sales in Q4 2015 were 12.9% higher than in Q4 of 2014 due to the higher production following the completion of the Tramming Loop in June 2015.  Gold production is discussed in Section 4.3 of this MD&A.  The benefit of higher production was offset by a small change in work-in-progress at December 31, 2015 and by the lower realised gold price:  the average realised price in Q4 2015 was $1,083 per ounce, 8.2% lower than the average realised price of $1,180 per ounce in Q4 2014.
The royalty payable to the Zimbabwe government was unchanged at 5%; changes in the value of royalties paid in the Year and the Quarter therefore relate to changes in sales ounces and the realised gold price.
Production costs comprise the on-mine cost of production and include the costs of labour, electricity, consumables and on-mine administration.  Production costs were higher in the Quarter and the Year due to the higher production in terms of tonnes milled and ounces of gold produced.  Production costs are discussed further in Section 4.6.
Depreciation is charged on assets which are used in production.  Caledonia’s non-current assets increased by 42 % in the Year due to the continued investment in terms of the Revised Investment Plan (refer section 4.7) however this is not reflected in a commensurate increase in depreciation because the increase in non-current assets relates mainly to assets that are not yet in production.
Administrative expenses for the year include $716,000 in respect of the Zambian operations, which were closed in the middle of 2015.  Administrative expenses for Q4 2015 include provision for performance bonuses by Caledonia management and by the employees at Caledonia’s South African office.
The foreign exchange gain is mainly due to the gain that arose in South African rands on the US dollar-denominated cash holdings of Caledonia Mining South Africa Proprietary Limited (“CMSA”).  Over the course of 2015, the South African rand, which is the functional currency of CMSA, devalued by approximately 34 percent against the US dollar from December 31, 2014.
There was no impairment in 2015 because management estimates that the recoverable amount from its assets exceeds the carrying cost of those assets.  The impairments in 2014 and 2013 related to Caledonia’s operations in Zambia, which were terminated during 2015.
Net finance costs in the Year include an amount of $344,000 in respect of interest payable to the South African Revenue Services in respect of the remediation of Caledonia’s tax affairs in South Africa.  The net finance cost in Q4 2015 is the normal interest cost arising from the use of the unsecured overdraft facility at Blanket in Zimbabwe.
The net tax expense for the Year of $2,171,000 (an expense of $2,370,000 in profit or loss and a credit of $199,000 in other comprehensive income) reflects an effective rate of 30 % compared to the effective rate of 50 per cent in 2014.  The taxation charge for 2015 includes deferred tax of $2,567,000 (2014, $706,000), Zimbabwean and South African withholding tax of $933,000 (2014, $888,000) and an income tax credit of $1,130,000 (2014, an expense of $4,388,000).  The deferred tax charge is a non-cash item which reflects the difference between the accounting treatment of capital investment (i.e. depreciation) and the tax treatment of the investments (100% of which is allowable against income tax in the year it is incurred).  Zimbabwean withholding tax of $626,000 (2014, $702,000) arose on the payment of management fees to South Africa; South African withholding tax of $275,000 (2014: nil) was also paid in respect of an intercompany dividend from South Africa to Canada and a further $32,000 (2014: nil) was paid in respect of the remediation of Caledonia’s tax affairs in South Africa.  In 2014 there was a withholding tax charge of $186,000 in respect of dividends paid from Zimbabwe to the UK; there was no similar charge in 2015.  The income tax credit includes a credit of $1,636,000 in respect of adjustments to prior year estimates: $765,000 was due to a lower liability than had been estimated in respect of the remediation of Caledonia’s tax affairs in South Africa; and $871,000 was due to the reversal of UK income taxation on facilitation loan income.  The income tax charge for 2015 was $506,000 which is substantially lower than the charge in 2014 of $4,582,000 because the high level of capital investment at Blanket in 2015, offset Blanket’s trading profits.

4 Average realised gold price is a non-IFRS measure. Refer to Section 10 for a reconciliation to IFRS

The non-controlling interest is 16.2 % of the net profit of Blanket which is attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation.  This is explained in Note 5 of the Consolidated Financial Statements.
The adjusted earnings per share is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses, non-cash items such as impairments and deferred tax and the Zambian administrative expenses.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
Risks that may affect Caledonia’s future financial condition are discussed in Section 16 of the MD&A.
The table below sets out the consolidated statements of cash flows for the twelve months to December 31, 2015, 2014 and 2013 prepared under IFRS.
Consolidated Statements of Cash Flows ($’000’s)
	For the 12 months ended Dec 31,
	2015	2014	2013
Cash flows from operating activities
Cash generated by operating activities	8,823	15,584	22,820
Net interest paid	(492)	(107)	(105)
Tax paid	(1,462)	(4,526)	(7,742)
Net cash from operating activities	6,869	10,951	14,973

Cash flows from investing activities
Acquisition of Property, plant and equipment	(16,567)	(6,150)	(11,396)
Net cash used in investing activities	(16,567)	(6,150)	(11,396)

Cash flows from financing activities
Advance dividends paid	-	-	(2,000)
Dividends paid	(2,504)	(3,620)	(5,871)
Proceeds from the exercise of share options	-	-	456
Net cash used in financing activities	(2,504)	(3,260)	(7,415)
Net (decrease)/increase in cash and cash equivalents	(12,202)	1,181	(3,838)
Cash and cash equivalents at beginning of the year	23,082	21,901	28,125
Cash and cash equivalents at year end (net of overdraft)	10,880	23,082	21,901

Cash generated from operating activities is analysed in Note 23 to the Consolidated Financial Statements, and was lower in 2015 than in previous years primarily due to the lower average gold price received.
Tax paid in 2015 was lower than in previous years due to the lower income tax and withholding tax charges, as discussed above in the review of the Consolidated Statements of Comprehensive Income.
Investment in property, plant and equipment in 2015 was higher than in the previous years due to the investment at Blanket in terms of the Revised Investment Plan, which is discussed further in Section 4.7 of this MD&A.
The dividends paid in 2015 relate to the quarterly dividends paid by Caledonia.  The consolidated dividends paid in 2013 and 2014 also include dividends that were paid to Blanket’s indigenous shareholders after retentions to repay the facilitation loans as described in Section 4.9 of this MD&A.

At December 31, 2015, Caledonia’s cash was held with banks primarily in the United Kingdom, Canada and in non-resident accounts in South Africa.
The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2015, 2014 and 2013 prepared under IFRS.
Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31,	Dec 31,	Dec 31,
		2015	2014	2013
Total non-current assets		49,276	34,736	31,272
Inventories		6,091	6,512	6,419
Prepayments		667	299	165
Income tax receivable		397	95	-
Trade and other receivables		3,839	1,755	3,636
Cash and cash equivalents		12,568	23,082	23,580
Total assets		72,838	66,479	65,072
Total non-current liabilities		14,080	11,164	9,437
Trade and other payables		6,656	3,260	4,301
Income taxes payable		53	1,712	1,064
Bank overdraft		1,688	-	1,679
Total liabilities		22,477	16,136	16,481
Total equity		50,361	50,343	48,591
Total equity and liabilities		72,838	66,479	65,072

The net book value of non-current assets increased due to the continued investment in plant, equipment and mineral properties at Blanket in terms of the Revised Investment Plan as discussed in Section 4.10.
Inventories comprise consumable stores and gold in progress.  Gold-in-progress at December 31, 2015 was $352,000 which is $198,000 lower than the prior year due to the lower ounces of work-in-progress at the end of 2015 compared to the end of 2014.  The level of work-in-progress at each year end is determined by the timing of deliveries of bullion during the year-end holiday period in Zimbabwe.
Prepayments largely reflect payments in advance for capital items which are being fabricated.
The income tax receivable at December 31, 2015 relates primarily to an amount recoverable in the UK.
Trade and other receivables as at December 31, 2015 includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 14 to the Consolidated Financial Statements.  Of the total receivable at December 31, 2015, $2,997,000 (2014, $1,006,000) is in respect of VAT which is due from the Zimbabwe Revenue Authority (“ZIMRA”).  The amount due from ZIMRA was higher at the end of 2015 than at the end of 2014 because of the increased level of purchasing activity at Blanket and slower repayments by ZIMRA.  The increased purchasing activity reflects the higher level of capital investment due to the implementation of the Revised Investment Plan.  Of the total amount due from ZIMRA at December 31, 2015, $1,727,000 was paid in 2016; the remaining amount due from ZIMRA is within their agreed payment terms.
Trade and other payables is analysed in Note 22 to the Consolidated Financial Statements and includes $1,792,000 (2014, nil) in respect of bonus accruals of which $1,288,779 was payable at Blanket in February 2016 due to the achievement of production targets and the balance was payable to employees at Caledonia Mining South Africa.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.
(Thousands of US dollars except per share amounts)	Mar 31, 2014	June 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015	Sept 30 2015	Dec 31, 2015
Revenue from operations	15,480	14,417	12,477	11,139	12,916	12,212	12,096	11,753
Profit/(loss) after tax from operations	2,805	2,341	1,177	(377)	1,627	472	1,538	1,953
Earnings/(loss) per share – basic (cents)	4.0	3.1	1.9	(0.6)	2.3	0.4	2.6	3.6
Earnings/(loss) per share – diluted (cents)	4.0	3.1	1.9	(0.6)	2.3	0.4	2.6	3.6
Cash and cash equivalents	24,040	23,857	25,323	23,082	20,641	19,170	14,653	10,880

Our quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

4. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE
4.1	Safety, Health and Environment (“SHE”)
The following safety statistics have been recorded for the Quarter and the preceding seven quarters.
Blanket Mine Safety Statistics
Classification	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015
Fatal	0	0	0	0	0	1	0	0
Lost time injury	1	2	2	1	3	1	2	2
Restricted work activity	6	4	12	9	5	12	8	6
First aid	2	2	4	0	3	4	1	7
Medical aid	3	2	2	1	3	1	1	0
Occupational illness	0	0	0	0	0	0	0	0
Total	12	10	20	11	14	19	12	15
Incidents	10	6	4	19	8	6	18	15
Near misses	2	2	4	1	0	5	4	5
Disability Injury Frequency Rate	0.52	0.25	1.75	0.24	0.67	0.46	0.46	0.44
Total Injury Frequency Rate	2.09	3.25	4.00	4.32	3.15	4.41	2.73	3.32
Man-hours worked (thousands)	767	801	800	833	889	861	878	904

  4.2 Social Investment and Contribution to the Zimbabwean Economy
Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Year 2013	2013	2,147	2,000	15,354	19,501
Year 2014	2014	35	-	12,319	12,354
Quarter 1	2015	-	-	1,771	1,771
Quarter 2	2015	8	-	1,808	1,816
Quarter 3	2015	8	-	1,821	1,829
Quarter 4	2015	34	-	1,976	1,976
Year 2015	2015	50	-	7,376	7,376

Payments to the Zimbabwe Government in 2015 were lower than in previous years due to the lower income tax and royalty payments.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 7 quarters and January 2016 are shown in the table below.
Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Quarter 1	2014	92,846	3.67	93.6	10,241
Quarter 2	2014	99,229	3.74	94.1	11,223
Quarter 3	2014	98,575	3.34	93.4	9,890
Quarter 4	2014	100,085	3.47	93.2	10,417
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
January	2016	40,905	3.20	93.0	3,915

Gold production in the Quarter was 207 ounces above target; gold production for the Year was 203 ounces above target.  Tonnes milled and grade in the Quarter and the Year are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter and the Year are discussed in Section 4.5 of this MD&A.
4.4	Underground
As set out in Sections 4.7 and 4.10 of this MD&A, Caledonia announced the Revised Investment Plan for Blanket Mine on November 3, 2014.  The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a “Tramming Loop” (which was completed in June 2015), the sinking and equipping of the No.6 Winze (which commenced production at the end of Q1 2016) and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters (which is scheduled to commence production in mid-2018).

Ore production in the Quarter and the Year was approximately 3% higher than target; the head grade in the Quarter and the Year was very close to target. Following completion of the Tramming Loop in July 2015, the amount of material that could be transported underground increased and is reflected in the increased tonnes milled in the Quarter and the preceding quarter compared to earlier quarters.  The AR Main and AR south ore bodies provided most of the ore delivered to the plant during the Quarter and the Year.  In December 2015 production commenced from a new section at the Eroica ore body above 750 meters; this area will replace production from the AR South ore body which, as anticipated in the Life of Mine Plan, is expected to be mined out towards the middle of 2016.

4.5	Metallurgical Plant
Gold recovery in the Quarter and the Year was slightly below the target of 93.5% due to the reduced level of free gold in the ores and the lower oxygen concentration in the Carbon-in-Leach tanks which reflects the inefficiency of the oxygen-producing Pressure Swing Absorption (“PSA”) plant which is now somewhat old. Management continues to evaluate options to address this matter either by purchasing a replacement PSA plant or adopting an alternative technology.
Work on a Fine Ore bin resumed in the quarter and was completed in Quarter 1 of 2016.  The Fine Ore Bin will allow the metallurgical plant to sustain the higher projected throughput with an un-interrupted flow of material from the crushers.
4.6	Production Costs
A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the Year and the comparative quarter and year have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:
i.	On-mine Cost per ounce[5], which shows the on-mine cash costs of producing an ounce of gold;
ii.	All-in Sustaining Cost per ounce[5], which shows the On-mine Cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels; and
iii.	All-in Cost per ounce[5], which shows the All-in Sustaining Cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.
Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to December 31		12 Months to December 31
	2014	2015	2014	2015
On-mine cost[5]	704	701	652	701
All-in sustaining cost per ounce[5]	1,118	1,130	969	1,038
All-in cost per ounce[5]	1,198	1,688	1,062	1,355

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty.  A reconciliation of costs per ounce to IFRS production costs is set out in Section 10

5 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRA measures. Refer to Section 10 for a reconciliation of these amounts to IFRS

On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance.  Blanket did not experience significant inflationary pressure on input costs and the cost per tonne milled in the Year and the Quarter was slightly lower than in the comparative periods as the fixed cost component of on-mine costs was spread across the increased tonnes milled.  However, the average grade in 2015 was lower than in 2014 which meant that the average on-mine cost per ounce of gold sold increased by 7.5%.
All-in sustaining costs per ounce increased by 1% in Q4 2015 compared to Q4 2014, notwithstanding an increase of $672,000 in sustaining capital expenditure, which added approximately $62 per ounce.  All-in sustaining costs increased by 7.1% due to the increased on-mine costs and a $2,359,000 increase in sustaining capital investment, which added approximately $55 per ounce.
All-in costs include investment in expansion projects which was higher in the Quarter and the Year due to the continued investment in Blanket’s capital projects, which are discussed in section 4.7 of this MD&A.  Investment in expansion projects in 2015 was $13,486,000 (2014: $5,658,000), representing a cost of $314 per ounce of gold sold.
4.7 Capital Projects
The main capital developments in the Quarter and the Year are:
•	The Tramming Loop on 22 Level (750 meters below surface)
•	the No. 6 Winze Project - Shaft Deepening from 750 to the 930 meter level; and
•	Central Shaft.

Further information on these Projects is set out below.

Tramming Loop
The Tramming Loop was completed in June 2015, slightly ahead of schedule, and improved the underground logistics by increasing the amount of ore and waste that can be transported to the No. 4 Shaft.  The benefits arising from completion of this project are apparent in the increase in tonnages milled in Q3 and Q4 of 2015 and the resultant modest increases in production in those quarters.

No. 6 Winze Project - Shaft Deepening to 930 meters
The No. 6 Winze Project will provide access to the four Blanket resource bodies below 750m Level, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  Sinking of the shaft was completed in Q2 of 2015, the shaft was subsequently fully equipped. Horizontal development entered the Blanket 2 Ore Body in mid-March 2016 and accordingly, the on-reef development material is now contributing to gold production as envisaged in the Revised Investment Plan at a rate of approximately 10 tonnes per day.  Production from No. 6 Winze is expected to increase progressively to the target production of 500 tonnes per day in mid-2017; No. 6 Winze is expected to provide the majority of the projected increase in Blanket’s production in 2016 and 2017.

Central Shaft
The Central Shaft is the main component of the Revised Investment Plan which is discussed in Section 4.10 of this MD&A.  The shaft will be sunk in one single continuous phase from surface to 1,080 meters.  The estimated completion date of the shaft is mid-2018; first production from the Central Shaft is expected shortly thereafter as pre-development in the areas to be mined will be effected via the No. 6 Winze.
The required equipment for the sinking phase of the project has been acquired and is on-site.  The pre-sink using the Scotch Derrick at a daily advance of 1.2 meters per day down to 90 meters is complete.  Progress on the pre-sink phase was slower than anticipated due to adverse ground conditions, which required that the shaft barrel be concrete lined during the pre-sinking phase rather than at the end of the pre-sink phase, and other technical issues.  The surface infrastructure is complete which include offices, substation, work-shop and the permanent rock hoist which will be used as the kibble winder during the main sink phase. The changeover from the pre-sink phase to the main sink phase is currently taking place along with the commissioning of the kibble winder, the erecting of the sinking headgear and the installation of the sinking stage and the jumbo drill rig. The main sink phase will commence during the first half of April 2016. The main sink will continue down to 1,080 meters below surface.  During the main sinking phase, it is anticipated that shaft-sinking will progress at a rate of approximately 3 meters per day due to the use of the jumbo drill rig.

Five generator units have been acquired which have a combined generating capacity of 2 MVA as a back-up power supply to the kibble winder in the full sink phase.
The Central Shaft remains on track in terms of the timing of completion in mid-2018 and capital costs.

22 Level Haulage Extension

The 22 Level haulage extension will eventually complete the link between all sections of the Blanket Mine from the Blanket Section to Lima Section in the north over a distance of 2,500 metres on the 22 Level (750 meters below surface).  Following completion of the Tramming Loop, work resumed on this project in September 2015. A further 450 metres remains to be completed.

4.8 Mineral Resources and Mineral Reserves
The Technical Report dated December 1, 2014 relating to the Blanket Mine was prepared by Minxcon, in compliance with NI 43-101. Minxcon is a mining industry consulting company based in South Africa.  Minxcon reviewed the mineral reserve and mineral resource calculation procedures for the Blanket Mine as at August 31, 2014.  Minxcon’s mineral resource and mineral reserve estimates are set out in the following tables:

MINERAL RESOURCES – (August 2014)
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,572,733	3.91	197,606
Indicated Resources	2,478,902	3.77	300,288
Total Measured and Indicated	4,051,635	3.82	497,895
Inferred Resources*	3,344,831	5.11	549,963

Notes:
Mineral Resources are reported inclusive of Mineral Reserves. Prior to the preparation of the Technical Report, Blanket Mine reported resources exclusive of reserves. However, as the mine matured, an increasing proportion of the “reserve” accumulated in pillars which are unlikely to be mined in the immediate future. In order to distinguish between the currently available reserves and pillar blocks which are not immediately available, Blanket Mine’s Technical Department has elected to report pillar blocks under the Measured Resource category until they are scheduled in the mine plan.
Resource estimate is based on a gold price of US$1,300/oz
Mineral Resources are stated at a 1.96 g/t cut-off.
Tonnages are stated at an in-situ relative density of 2.86 t/m3.
Inferred Resources are expressed separately from the Measured and Indicated category.
* Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – (October, 2014)
Mineral Reserve Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	856,005	3.40	93,638
Probable Reserves	2,077,828	3.78	252,758
Total Proven & Probable Reserves	2,933,833	3.67	346,396

Notes:
As noted above, Mineral Reserves are also included in the above table of Mineral Resources.
Reserve estimate is based on a gold price of US$1,250/oz and a cash cost of US$71/tonne milled.
Blanket pay limit (cut-off grade) is 2.03 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.
The above tables use the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full Technical Report can be viewed on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Since the calculation of the above resource estimates as at August 31, 2014, the Company has mined 571,580 tonnes with an average recovered gold grade of 3.03 grams per tonne, the majority of which has been from within the reserve blocks to produce 56,162 ounces of gold at a recovery of 93.0%.   An updated internal estimate of Blanket’s mineral reserves and resources as at December 31, 2015 has been prepared by Blanket Mine’s Technical Department following the standards and procedures required by NI 43‑101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied:
•	a cut-off grade (pay limit) of 2.11 g/t based on a gold price of US$1200/oz was applied for the Mineral Resources;
•	a pay limit of 2.30 g/t based on a gold price of US$1100/oz was applied for Mineral Reserves;
•	tonnages were increased by 7.5% to allow for dilution at zero grade and the grade adjusted accordingly; and
•	a metallurgical recovery of 93% was applied, marginally less than the 4 year historical 93.2% recovered grade.

The Mineral Reserve and Mineral Resource estimates included in this report have been reviewed and approved by Dr. Trevor Pearton, Caledonia’s Qualified Person and the results are presented in the following tables:

MINERAL RESOURCES – December 31, 2015
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,412,100	3.91	177,700
Indicated Resources	3,334,800	4.30	460,700
Total Measured and Indicated	4,746,900	4.18	638,400
Inferred Resources*	2,591,000	5.03	419,000

Notes:
Mineral Resources are reported inclusive of Mineral Reserves (See Note to table of Mineral Resources (August 2014).
Resource estimate is based on a gold price of US$1,200/oz
 Mineral Resources are stated at a 2.11 g/t cut-off.
Tonnages are rounded to the nearest 100 and ounces to the nearest 50.
Tonnages are stated at an in-situ relative density of 2.86 t/m3.
Inferred Resources are expressed separately from the Measured and Indicated category.
* Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – December 31, 2015
Mineral Reserve Category	Tonnnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	717,700	3.41	78,640
Probable Reserves	1,912,200	3.56	218,860
Total Proven & Probable Reserves	2,629,900	3.52	297,500

Notes:
Mineral Resources are reported inclusive of Mineral Reserves**.
Reserve estimate is based on a gold price of US$1,100/oz and a cash cost of US$70.30/ tonne milled.
Blanket pay limit (cut-off) is 2.30 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).
Tonnages are rounded to the nearest 100 and ounces to the nearest 50.
Relative to the independent estimate of mineral resources and mineral reserves as at August 31, 2014, the Reserves have decreased by 10% in terms of tonnage.  Resources expressed in terms of tonnage have increased by 17% over the same period.
While Blanket Mine has generally recorded 100% conversion of resources to reserves (past 10 years), this high rate of conversion cannot be assumed to occur in future. Blanket Mine is situated in a country which is widely considered to be politically unstable, and this may impact on the reserve life of the mine which at present is estimated at between 8 and 9 years based on the Revised Plan. However, Blanket Mine is fully indigenized and compliant with all legislation within Zimbabwe and as such is expected to be able to operate within normal business parameters for the foreseeable future.
4.9 Indigenisation
Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  Blanket suspended dividend payments in 2015 and they will remain suspended into 2016 in order to fund the capital projects provided under the Revised Plan as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia’s cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia’s financial statements.
The outstanding balance of the facilitation loans as at December 31, 2015 was $31.3 million (December 31, 2014, $31.3 million.  Blanket has suspended dividend payments so that all cash generated by Blanket can be used to fund the Revised Investment Plan as described in Section 4.10 and a moratorium has been placed on interest on the loans until dividends are resumed by Blanket Mine.  Accordingly, there was no change in the outstanding balance of the facilitation loans during the Year.

Although the price of gold has recovered in recent months, the average realised price in 2015 was lower than the level of $1,200 per ounce which was used as the basis for planning the funding of the Revised Investment Plan at Blanket.  Accordingly, to ensure that Blanket retains the financial capacity to implement the Revised Investment Plan, Caledonia will provide additional funding of $5m to Blanket.  This funding will come from Caledonia’s treasury which has been maintained at a high level to cater for this eventuality.  The new funding will be introduced into Blanket by way of a rights issue which is expected to be implemented in late March 2016, following receipt of the necessary approvals from the Reserve Bank of Zimbabwe on March 14, 2016; Caledonia provided facilitation funding to the indigenous Zimbabwean shareholders so that they could follow their rights and participate without affecting Blanket’s indigenised status.   Interest accruals on the facilitation loans and repayments on the facilitation loans will resume when Blanket resumes dividend payments, the timing of which largely depends on the future gold price.
The vendor facilitation loans are not shown as receivables in Caledonia’s Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.10 Opportunities and Outlook
Revised Investment Plan to Increase Production
On November 3, 2014 Caledonia announced its Revised Investment Plan and production projections for the Blanket Mine. The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a “Tramming Loop” (completed in June 2015) deepening the No.6 Winze (completed in July 2015) and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters.  As discussed in Section 4.7, implementation of the Revised Investment Plan is proceeding on schedule and the Tramming Loop and the sinking of the No. 6 Winze were both completed slightly ahead of target.
The Revised Investment Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The Revised Investment Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m Level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

The new Central Shaft and the deepening of No 6 Winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  In October 2014, Caledonia commissioned Minxcon (Pty) Ltd. (“Minxcon”) to complete a scoping level study on the Blanket Mine which comprises an initial extension from below 750 m Level to 1,080 m Level, in the form of a Preliminary Economic Assessment (“PEA”). The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.
On July 17, 2015 at the request of the Ontario Securities Commission Caledonia filed an updated Technical Report containing a summary of the revised PEA.  The revised PEA considers the expansion project below 750 m as a stand-alone project. The revised PEA thus reflects the Project economics on a stand-alone basis, and the economic analysis is based on an assumed requirement to raise money for the expansion capital expenditures, despite the fact that Caledonia expects to fund those capital expenditures from cash flow from the existing mine operations.
There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.
Exploration
Caledonia intends to continue its exploration efforts both at the Blanket Mine; further exploration at the first two of Blanket’s portfolio of satellite properties (Mascot and GG) continues as discussed in Section 5.2   No production forecasts are currently attributed to either GG or Mascot pending further metallurgical evaluations.  Subject to Blanket’s cash generation, it is intended to construct a pilot plant to treat material from GG and Mascot in order to identify a commercial treatment process.  Further information on Blanket’s exploration is set out in Section 5 of this MD&A.
Strategy
Caledonia’s main strategic focus remains on implementing the Revised Investment Plan at Blanket on schedule and within budget.  Caledonia’s board and management believe the successful implementation of the Revised Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

5     EXPLORATION AND PROJECT DEVELOPMENT
Caledonia’s primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.
5.1 Blanket Exploration
Exploration and evaluation activities on Blanket Mine are targeting the depth extensions of all the known Blanket Mine ore bodies, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body, Blanket Quartz Reef, AR Main, AR South, Eroica and Lima sections. This involves drilling downholes from chambers on 18 and 22 Levels to intersect the depth continuation of these ore bodies.  Drilling re-commenced in November 2015 after a brief stoppage due to the old machines breaking down and to allow for the commissioning of new machines.  3,211 meters were drilled in the Quarter compared to 3,790 meters drilled in the previous quarter and a plan of 4,780 meters.   The new drills are performing well: over 2,000 meters were drilled in January 2016 compared to the average monthly rate of approximately 1,260 in the Q4 of 2015 and less than 700 meters per month in the whole of 2015.
Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.
5.2 Blanket Satellite Prospects
Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are likely to have the greatest potential.

GG Project
The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.
Exploration activities in 2013 and 2014 have resulted in the definition of resource blocks between 90 and 120 m levels as follows.

Resource Category	Tonnage	Width	Au	Au Content	Ounces
	T	m	g/t	kg	oz.
Measured & Indicated Resource	182,301	3.90	4.41	805	25,872
Inferred Resource	110,242	2.73	2.87	316	10,173

In Q1 of 2015 the shaft was deepened to 210 metres, which is planned to be the main production level.  In Q3 of 2015 the shaft was completed to the planned shaft bottom of 245 metres and haulage development resumed on the 210 metre level towards the North Main zone.  Development in the quarter exposed 60 meters of payable ore.  It is planned to expose the various mineralized zones between 210 metre Level and 90 metre Level above in order to fully evaluate these resources.  As indicated in section 4.9, it is intended to construct a pilot plant to treat material from GG in order to develop a commercial treatment process.

Mascot Project Area
The Mascot Project Area includes three sections, viz. the Mascot prospect, the Penzance prospect and the Eagle Vulture prospect.  Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the strike extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.
Underground development on Levels 1 and 2 (60 meters and 90 meters below surface respectively) has confirmed the existence of potentially payable mineralisation on the North Parallel.  Exploration activities in 2013 and 2014 have resulted in the definition of resource blocks on the North Parallel between 60 and 150 m levels and on Mascot Main below 8 Level as follows.

Resource Category	Tonnage	Width	Au	Au Content	Ounces
	t	m	g/t	kg	oz.
Measured & Indicated Resource (North P.)	135,538	2.48	3.74	507	16,288
Inferred Resource (Mascot Main)	69,587	2.53	8.23	573	18,416

During Q1 2015 the mine was completely de-watered and the bottom of the shaft was cleaned to expose the shaft bottom which allows the possibility to deepen the shaft and allow access to the Main Shear at depth which, based on old mine records, has a substantially higher grade than the associated North Parallel and South Shear.
In Q2 of 2015 work started on excavating a cross-cut on the lowest level (8 Level) to create room to drill angled holes into the footwall to explore for downward continuation of the higher grade Mascot Main Reef mineralisation.  This drive was completed in Q3 of 2015 and diamond drilling of four holes was completed, all of which intersected the mineralised zone.  Based on the results of the drilling in the previous quarter, the development drive was extended by 65 meters so that further drilling can commence in Q1 of 2016 which will target a further extension of the mineralised zone between 12 and 14 Levels. Pending a review of these results and the metallurgical amenability of the ore, the shaft will be deepened a further 150 meters where an extraction level will be established.

GG and Mascot are not covered by the un-interruptible power agreement between Blanket Mine and ZESA.  Accordingly, during the Quarter work at GG and Mascot was adversely affected by load-shedding due to the reduced power generation at the Kariba hydro-power plant due to abnormally low water levels in the Kariba Dam.

6.	INVESTING
An analysis of Investment in the Quarter, the preceding quarters in 2015 and the Year and in 2014 is set out below

Capital Investment ($’000’s)
	2013 Year	2014 Year	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2015 Year
Total Investment	11,396	6,060	2,086	2,819	5,148	6,514	16,567
Nama Project	2,560	96	-	-	-	-	-
Blanket	8,802	5,917	2,086	2,819	5,148	6,514	16,567
Other	34	47	-	-	-	-	-

All investment at Blanket is funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.  No further investment will take place at the Nama project in Zambia following the termination of all of Caledonia’s presence in Zambia during 2015.

7.	FINANCING
Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured $5 million loan facility in Zimbabwe which is repayable on demand.  At December 31, 2015 the undrawn portion amounted to $3.31 million.

8.	LIQUIDITY AND CAPITAL RESOURCES
An analysis of Caledonia’s capital resources as at December 31, 2015 and each of the preceding 5 quarters is set out below.
Liquidity and Capital Resources ($’000’s)
As at	Sept 30 2014	Dec 31 2014	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015
Overdraft	-	-	-	-	2,065	1,688
Cash and cash equivalents in the statement of cashflows (net of overdraft)	25,323	23,082	20,641	19,170	14,653	10,880
Working capital	29,227	26,771	25,649	24,000	19,625	15,165

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.
The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.
The Company’s liquid assets as at December 31, 2015 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES
There are no off balance sheet arrangements apart from the facilitation loans of $31.3 million which are not reflected as loans receivable for IFRS purposes (refer to Note 5 of the Consolidated Financial Statements).  The company has the following contractual obligations at December 31, 2015.
Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	6,656	-	-	-	6,656
Provisions	-	-	-	2,762	2,762
Capital expenditure commitments	1,376	-	-	-	1,376

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $10.8 million between March, 2016 and December 2017 which is not yet committed and a further $20 million in the years 2018 to 2020, which is also uncommitted.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Revised Investment Plan which are discussed in Sections 4.7 and 4.10 of this MD&A.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility.  Caledonia has no obligations in respect of capital or operating leases. As of December 31, 2015, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines6 – if and when those mines are permanently closed – at an estimated discounted cost of $2,762,000 ($2,484,000 – 2014).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.
Cost per ounce
Non-IFRS performance measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “All-in Cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On-mine Cost per ounce”, “All-in Sustaining Costs per ounce” and “All-in Cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

6 Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Reconciliation of IFRS Production Costs to Non-IFRS cost per Ounce ($’000’s unless otherwise indicated)
	3 Months to 31 December		12 months to 31 December
	2014	2015	2014	2015
Production costs (IFRS)	6,101	7,018	27,908	30,019
Less site restoration costs	(29)	-	(29)	-
Less exploration costs	(343)	(80)	(343)	(380)
Less safety costs	(203)	(227)	(473)	(551)
Other	1,240	886	433	1,011
On-mine production costs	6,766	7,597	27,969	30,099
Gold Sales (oz)	9,604	10,842	42,927	42,943
On-mine cash cost (US$/oz)	704	701	652	701
Royalties	568	589	3,521	2,455
Permitting costs	25	22	110	102
Administrative expenses	2,446	2,460	7,387	7,622
Less Zambian costs	-	-		(716)
Reclamation and remediation of operating sites	19	27	75	108
Exploration and study costs	26	95	120	189
Sustaining capital investment	785	1,457	2,348	4,707
Other	-	-	54	718
All-in Sustaining cost	10,634	12,247	41,584	44,564
Gold sales (oz)	9,604	10,842	42,927	42,943
All-in sustaining cost per ounce (US$/oz)	1,118	1,130	969	1,038
Costs not related to current production
Permitting (US$’000’s)	14	2	55	43
Exploration (US$’000’s)	23	12	106	95
Capital investment (US$’000’s)	733	6,049	3,833	13,486
All-in Costs (US$’000’s)	11,403	18,310	45,578	58,188
Gold Sold (oz)	9,604	10,842	42,927	42,943
All-in Costs per ounce (US$/oz)	1,198	1,688	1,062	1,355

Average realised gold price per ounce
“Average realised price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average realised price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price to IFRS ($’000’s)
	3 Months to 31 December		12 Months to 31 December
	2014	2015	2014	2015
Revenue (IFRS)	11,343	11,753	53,513	48,977
Revenues from sales of silver	(12)	(10)	(61)	(48)
Revenues from sales of gold	11,331	11,743	53,452	48,929
Gold ounces sold (oz)	9,604	10,842	42,927	42,943
Average realised gold price per ounce (US$/oz)	1,180	1,083	1,245	1,139

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to 31 December		12 Months to 31 December
	2014	2015	2014	2015
Profit /(loss) attributable to owners of the Company (IFRS)	(251)	1,940	4,435	4,779
Blanket Mine Employee Trust adjustment (refer note 18 to the Audited Consolidated Financial Statements) Add back/(deduct) amounts attributable to owners of the company in respect of:	-	(69)	(42)	(100)
Foreign exchange	(590)	(774)	(1,065)	(2,850)
Asset impairment	178	-	178
Deferred tax	706	995	706	2,567
Reversal of Zambian G&A	485	-	896	716
Over-accrual for prior year GMS UK tax	-	(871)	-	(871)
Prior year adjustment in respect of South African tax	-	(765)	300	(765)
South African tax penalties and interest	-	-	-	744
Adjusted profit	1,118	456	5,405	4,220
Weighted average shares in issue (m)	52,117	52,095	52,117	52,095
Adjusted EPS (cents)	2,1	0.9	10.4	8.1

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Year.
12.	CRITICAL ACCOUNTING POLICIES
Caledonia's accounting policies are presented in the consolidated financial statements for the year ended December 31, 2015 which have been publicly filed on SEDAR at www.sedar.com. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.  Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

i) Indigenisation transaction
The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:
•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2015 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.
ii) Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.
(iii) Functional and change in presentation currency
Effective December 31, 2015, Caledonia Mining Corporation changed its presentation currency in the consolidated financial statements from the Canadian dollar to the United States dollar (“US dollar”). The change in presentation currency was made to better reflect the Group's business activities and to improve investor ability to compare the Group's financial results with other publicly traded businesses in the industry.  In making the change to a US dollar presentation currency, the Group applied the change retrospectively as if the new presentation currency had always been the Group's presentation currency. The change in presentation currency was applied retrospectively up to January 1, 2010, which was the date of initial adoption of IFRS by the Group. Equity was translated at the exchange rate at January 1, 2010, except for the foreign currency translation reserve which was reset to zero and with the balance recognised in retained earnings, in accordance with IFRS 1: First-time Adoption of International Financial Reporting Standards. The financial statements for all the years presented have been translated to a US dollar presentation currency. For comparative balances, assets and liabilities was translated into the presentation currency at the rate of exchange prevailing at the reporting date for those financial years, income and expenses was translated into the presentation currency using the exchange rate at the date of transaction or using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21: The Effects of Changes in Foreign Exchange Rates. Exchange rate differences arising on translation to the presentation currency were recognised in the foreign currency translation reserve in shareholders' equity.

 iv) Exploration and evaluation (“E&E”) expenditure
The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).
Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.
The recoverability of the carrying amount of the South African mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.
v) Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.
In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.
vi) Share-based payment transactions
Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer to Note 5 and 20 of the Consolidated Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.
Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.
vii) Impairment
At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13. FINANCIAL INSTRUMENTS
Commodity risk
Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein.  In light of the recent volatility in the gold price, Blanket’s continued investment in the Revised Investment Plan and Caledonia’s divided policy, in February 2016 Caledonia entered into a financial transaction in respect of 15,000 ounces of gold over a 6 month period which provides Caledonia with a guaranteed minimum gold price of $1,050 per ounce on the hedged ounces (the “Collar” price) and full price participation if the gold price is above $1,079 per once (the “Cap” price). The maximum cost to Caledonia of this transaction is $435,000 being 15,000 ounces at $29/oz.   Blanket will continue to sell all of its production to Fidelity on the same terms as prevailed previously i.e. it will continue to receive the spot price of gold less a 1.25% “ early settlement” discount.
Caledonia will re-assess the requirement for any further hedging on the expiry of the existing arrangement in the context of, inter alia, the prevailing gold price and Blanket’s production rate and cash generation capacity.
 Credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end. The amount was settled in January 2016.
Impairment losses
None of the trade and other receivables is past due at the year-end date.
Liquidity risk
All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.
Currency risk
A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the Audited Consolidated Financial Statements.
The fluctuation of the United States dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.
Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.
Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION
Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.
On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents.   A quarterly dividend of 1.125 United States cents, or 4.5 United States cents per annum, represents Caledonia’s revised dividend policy.
It is currently envisaged that the existing dividend policy of 4.5 United States cents per annum will be maintained in 2016.
Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will continue to be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

15.	SECURITIES OUTSTANDING
As at March 17, 2016 Caledonia had 52,078,908 common shares issued.
As at March 17, 2016, outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price	Expiry Date(1)
	Canadian $
1,161,000	1.30	Jan 31, 2016
744,920	0.90	Sept 10, 2018
190,000	0.72	Nov 21,2018
25,000	0.80	Oct 8, 2025
90,000	0.74	Dec 22, 2025
2,210,920

(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period. Thus the Options which were due to expire on January 31, 2016 (which was in a “closed period, being less than 2 months before the scheduled release of Caledonia’s 2015 results) will expire 10 days after the release of 2015 results.
As Caledonia’s Option Plan allows the granting of options for the number of Common Shares equal to 10% of the issued shares, Caledonia could grant Options on a further 2,966,970 shares at March 17, 2016.
16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.
•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.
•	Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.
•	Development Risk: The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Revised Plan as set out in section 4.10 of the MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.
•	Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.
•	Mineral Rights: The Company’s existing licences and permits are in good standing. The Company has to pay fees etc. to maintain its rights and licence. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.
•	Metal Prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia has adopted a strategy to limit the effect of adverse gold price movements.
•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.
•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. The local supply situation has deteriorated due to low water levels in the Kariba Dam, which supplies water for a hydro-power station which accounts for approximately 50% of Zimbabwe’s installed generating capacity. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.
•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.
•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity has failed to pay Blanket in the past.
17.	FORWARD LOOKING STATEMENTS
Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Revised Plan; costs associated with the LOM Plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At December 31, 2015 we have tested our ICFR and management has evaluated the effectiveness of Caledonia’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses. As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties
Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICFR and the costs associated with additional staff.  There have been no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.
The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.	QUALIFIED PERSON
Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated. Dr. Pearton has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.